Exhibit 99.1

RR Media LTD Interim Condensed Consolidated Financial Statements As of June 30, 2015 (Unaudited)

Index to the Interim Condensed Consolidated Financial Statements as of June 30, 2015 (unaudited)

The Board of Directors
RR Media Ltd.

Dear Sirs,

Review of the unaudited interim consolidated as of June 30, 2015 and financial statements for the six-month and three-month periods ended June 30, 2015

Introduction

We have reviewed the accompanying financial information of RR Media Ltd. and its subsidiaries (“the Group”) comprising of the condensed consolidated interim balance sheet as of June 30, 2015 and the related statements of income, changes in  equity and comprehensive income and cash flows for the six and three months periods then ended. The Board of Directors and Management are responsible for the preparation and fair presentation of this interim financial information in accordance with generally accepted accounting principles in the United States. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity of Certified Public Accountants in Israel." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information was not prepared, in all material respects, in accordance with generally accepted accounting principles in the United States.

Sincerely yours,

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel-Aviv, Israel
July 30, 2015

RR Media Ltd.

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	June 30	June 30	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$13,224	$12,698	$13,001
Marketable securities	-	9,731	8,970
Accounts receivable (net of provision for doubtful accounts of $5,026, $6,551 and $5,323 as of June 30, 2015, 2014 and December 31, 2014, respectively)	29,599	23,491	23,457
Other receivable	3,939	2,954	2,343
Deferred taxes	2,249	2,200	2,038
Prepaid expenses	3,883	3,197	2,839

Total current assets	52,894	54,271	52,648

Long term assets
Long-term prepaid expenses	2,528	2,320	3,156
Long-term land lease prepaid expenses	7,347	7,440	7,380
Assets held for employee severance payments	2,078	2,204	1,892
Fixed assets, net	56,352	45,903	45,669
Goodwill	31,282	11,880	11,286
Intangible assets, net	8,711	6,362	5,528

Total long term assets	108,298	76,109	74,911

Total assets	$161,192	$130,380	$127,559

Avi Cohen	Shmuel Koren
CEO	CFO
July 30, 2015

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RR Media Ltd.

Interim Condensed Consolidated Balance Sheets (cont’d)

	June 30	June 30	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$26,399	$18,435	$18,414
Other	8,441	4,970	5,482
Current maturities of long term loan and short term credit	3,799	-	-
Deferred income	8,608	5,650	4,867

Total current liabilities	47,247	29,055	28,763

Long-term liabilities
Deferred income	7,666	8,816	7,714
Long term loan	12,000	-	-
Liabilities in respect of employee severance payments and others	3,582	2,254	2,993
Contingent consideration in respect of acquisition	4,687	3,980	3,550
Deferred taxes	4,771	4,512	3,702

Total long-term liabilities	32,706	19,562	17,959

Total liabilities	79,953	48,617	46,722

Shareholders’ equity

Ordinary share NIS 0.01 par value each (27,000,000 authorized as of June 30, 2015, 2014 and December 31, 2014. 17,394,539 shares issued and fully paid as of June 30, 2015, 17,346,561 shares issued and fully paid as of June 30, 2014, 17,392,072 shares issued and fully paid as of December 31, 2014)	40	40	40
Additional paid in capital	54,929	54,222	54,572
Retained earnings	26,116	26,286	27,400
Treasury stock	(146)	-	(146)
Accumulated other comprehensive income (loss)	413	1,332	(934)

Total shareholders’ equity	81,352	81,880	80,932

Non-controlling interests	(113)	(117)	(95)

Total equity	81,239	81,763	80,837

Total liabilities and equity	$161,192	$130,380	$127,559

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RR Media Ltd.

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2015	2014	2015	2014	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues
Content management and distribution services	$57,668	$59,645	$30,101	$29,665	$119,750
Mobile satellite services	5,969	5,709	3,006	2,832	11,476
Total revenues	63,637	65,354	33,107	32,497	131,226

Cost of revenues
Content management and distribution services	44,005	$45,453	23,314	$23,093	$91,215
Mobile satellite services	5,255	4,971	2,607	2,509	9,961
Total cost of revenues	49,260	50,424	25,921	25,602	101,176

Gross profit	14,377	14,930	7,186	6,895	30,050

Operating expenses

Sales and marketing	7,394	6,274	3,765	3,279	13,329

General and administrative	5,519	5,137	3,267	2,606	9,544

Total operating expenses	12,913	11,411	7,032	5,885	22,873

Operating income	1,464	3,519	154	1,010	7,177

Financial income
(expenses), net	(32)	(370)	77	(200)	(541)

Income before taxes on
income	1,432	3,149	231	810	6,636

Income taxes	299	795	10	180	1,581

Net income	1,133	2,354	221	630	5,055

Net loss attributable to non- controlling interest	(18)	(117)	(4)	(45)	(95)
Net income attributable to shareholders	$1,151	$2,471	225	$675	$5,150

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.07	$0.14	$0.01	$0.04	$0.30

Diluted earnings per share	$0.07	$0.14	$0.01	$0.04	$0.29
Weighted average number
of shares used to
compute basic earnings per share	17,392,345	17,346,561	17,392,614	17,346,561	17,365,608

Weighted average number
of shares used to
compute diluted earnings
per share	17,665,055	17,739,860	17,672,593	17,675,698	17,671,975

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RR Media Ltd.

Interim Condensed Consolidated Statements of Comprehensive Income

In thousands

	Six months ended		Three months ended		Year ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	December 31, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Net income	$1,133	$2,354	$221	$630	5,055

Other comprehensive income, net of tax:

Foreign currency translation adjustments	143	747	1,077	1,140	(197)

Unrealized change in investment securities,
net of tax effect	-	(5)	(23)	17	(57)

Reclassification adjustments for losses (profit)
of investment securities, net of tax effect	8	15	6	4	28

Cash flow hedging derivatives, net of tax effect	270	(6)	416	(3)	(1,278)

Reclassification adjustments for Loss (income)
of hedging derivatives, net of tax effect	926	(260)	123	(118)	(271)

Total other comprehensive income (loss), net of tax	1,347	491	1,599	1,040	(1,775)

Total comprehensive income	$2,480	$2,845	$1,820	$1,670	$3,280

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RR Media Ltd.

Interim Condensed Consolidated Statements of Changes in Equity

In thousands, except share data

	Attributable to Company’s shareholders
	Ordinary shares
					Accumulate
			Additional		other		Non-
	Number of		paid-in	Retained	comprehensive	Treasury	controlling
	shares	Amount	capital	earnings	Income	stock	interest	Total
Six months ended June 30, 2015 (unaudited)

Balance as of January 1, 2015 (audited)	17,392,072	40	54,572	27,400	(934)	(146)	(95)	80,837
Stock-based compensation	-	-	357	-	-	-	-	357
Dividend paid $0.07 per share	-	-	-	(2,435)	-	-	-	(2,435)
Net income	-	-	-	1,151	-	-	(18)	1,133
Exercise of option	2,467	*	-	-	-	-	-	*
Other comprehensive income	-	-	-	-	1,347	-	-	1,347

Balance as of June 30, 2015 (unaudited)
	17,394,539	$40	$54,929	$26,116	$413	$(146)	$(113)	$81,239

	Attributable to Company’s shareholders
	Ordinary shares
					Accumulate
			Additional		other		Non-
	Number of		paid-in	Retained	comprehensive	Treasury	controlling
	shares	Amount	capital	earnings	Income	stock	interest	Total
Six months ended
June 30, 2014 (unaudited)

Balance as of January 1, 2014 (audited)	17,346,561	40	53,879	25,723	841	-	-	80,483
Stock-based compensation	-	-	343	-	-	-	-	343
Dividend to pay $0.11 per share	-	-	-	(1,908)	-	-	-	(1,908)
Net income	-	-	-	2,471	-	-	(117)	2,354
Other comprehensive income	-	-	-	-	491	-	-	491

Balance as of
June 30, 2014	17,346,561	$40	$54,222	$26,286	1,332	-	(117)	81,763

* Represents an amount less than $1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RR Media LTD

Interim Condensed Consolidated Statements of Changes in Equity (cont’d)

In thousands, except share data

	Attributable to Company’s shareholders
	Ordinary shares
					Accumulate
			Additional		other		Non-
	Number of		paid-in	Retained	comprehensive	Treasury	controlling
	shares	Amount	capital	earnings	income	stock	interest	Total
Three months ended June 30, 2015 (unaudited)

Balance as of April 1, 2015 (unaudited)	17,392,072	40	54,747	27,109	(1,186)	(146)	(109)	80,455
Stock-based compensation	-	-	182	-	-	-	-	182
Dividend paid $0.07 per share	-	-	-	(1,218)	-	-	-	(1,218)
Net income	-	-	-	225	-	-	(4)	221
Exercise of option	2,467	25	-	-	-	-	-	*
Other comprehensive income	-	-	-	-	1,599	-	-	1,599

Balance as of June 30, 2015 (unaudited)
	17,394,539	$40	$54,929	$26,116	$413	$(146)	$(113)	81,239

	Attributable to Company’s shareholders
	Ordinary shares
					Accumulate
			Additional		other		Non-
	Number of		paid-in	Retained	comprehensive	Treasury	controlling
	shares	Amount	capital	earnings	Income	stock	interest	Total
Three months ended
June 30, 2014 (unaudited)

Balance as of April 1, 2014 (unaudited)	17,346,561	40	54,042	26,478	292	-	(72)	80,780
Stock-based compensation	-	-	180	-	-	-	-	180
Dividend to pay $0.05per share	-	-	-	(867)	-	-	-	(867)
Net income	-	-	-	675	-	-	(45)	630
Other comprehensive income	-	-	-	-	1,040	-	-	1,040

Balance as of
June 30, 2014 (unaudited)	17,346,561	40	54,222	26,286	1,332	-	(117)	81,763

*       Represents an amount less than $1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RR Media Ltd.

Interim Condensed Consolidated Statements of Changes in Equity (cont’d)

In thousands, except share data

	Attributable to owners of the company
	Ordinary shares
					Accumulate
			Additional		other		Non-
	Number of		paid-in	Retained	comprehensive	Treasury	controlling
	shares	Amount	capital	earnings	Income (loss)	stock	interest	Total
Balance as of
January 1, 2014	17,346,561	$40	$53,879	$25,723	$841	-	-	$80,483

Change during 2014
Stock-based compensation	-	-	693	-	-	-	-	693
Dividend paid $0.2 per share	-	-	-	(3,473)	-	-	-	(3,473)
Exercise of options	64,028	*-	-	-	-	-	-	-
Acquisition of treasury stock	(18,517)	-	-	-	-	(146)	-	(146)
Net income	-	-	-	5,150	-	-	(95)	5,055
Other comprehensive loss	-	-	-	-	(1,775)	-	-	(1,775)

Balance as of
December 31, 2014	17,392,072	$40	$54,572	$27,400	$(934)	$(146)	$(95)	$80,837

*       Represents an amount less than $1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements

RR Media Ltd.

Interim Condensed Consolidated Statements of Cash Flows

In thousands

					Year ended
	Six months ended June 30		Three months ended June 30		December 31
	2015	2014	2015	2014	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from operating activities
Net income	$1,133	$2,354	$221	$630	$5,055
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	4,540	4,887	2,472	2,496	9,510
Non cash stock-based compensation
expenses	357	343	182	180	693
Provision for doubtful account	282	818	371	410	1,284
Deferred taxes	40	56	(39)	50	206
Amortization of available-for-sale
securities, net	(181)	(145)	(100)	(51)	(250)
Income (loss) on sales of available-for-
sale securities	88	20	55	5	36
Changes in liability for employee
severance payments, net	13	(684)	(83)	(144)	126
Changes in fair value of derivatives	854	(63)		120	(354)
Loss (gain) from trading securities, net and exchange rate differences	146	(20)	(123)	(19)	669

Change in contingent consideration in respect of acquisition		160		50	(270)

Changes in assets and liabilities:

Decrease (increase) in account receivable
- trade	(3,590)	(3,562)	(1,574)	609	(5,275)
Increase in account receivable
- other	(1,163)	(1,575)	(754)	(989)	(327)
Decrease (increase) in prepaid expenses	(397)	(308)	(483)	(383)	12
Decrease (increase) in long-term prepaid
expenses	10	725	(27)	150	(28)
Increase in account payables	904	1,920	3,358	846	831
Increase (decrease) in deferred income	2,264	(699)	(203)	(1,727)	(1,425)

Net cash provided by operating activities	5,300	$4,227	3,273	$2,233	$10,493

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RR Media Ltd.

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

					Year ended
	Six months ended June 30		Three months ended		December 31
	2015	2014	2015	2014	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from investing activities
Purchase of fixed assets and intangible assets	$(5,798)	$(4,237)	$(2,889)	$(2,430)	$(8,389)
Purchase of available- for -sale securities	(779)	(2,644)	(223)	(1,479)	(4,678)
Decrease (increase) in trading securities, net	642	(42)	674	(2)	68
Acquisitions of subsidiaries, net of cash acquired	(20,726)	-	(20,726)	-	-
Proceeds from securities available- for -sale securities	9,237	3,110	8,587	1,259	5,871
Net cash used in investing
activities	$(17,424)	$(3,813)	$(14,577)	$(2,652)	$(7,128)

Cash flows from financing activities
Dividend paid	$(2,435)	$(1,908)	$(1,218)	$(1,908)	$(3,473)
Acquisition of treasury stock	-	-	-	-	(146)
Proceeds from long term loan	15,000	-	15,000	-	-

Net cash provided by (used in) financing activities	$12,565	$(1,908)	$13,782	$(1,908)	$(3,619)

Translation adjustment on cash and cash equivalents	(218)	27	229	21	(910)

Increase (decrease) in cash and cash
equivalents	223	(1,467)	2,707	(2,306)	(1,164)
Balance of cash and cash equivalents
at beginning of period	13,001	14,165	10,517	15,004	14,165
Balance of cash and cash equivalents
at end of period	13,224	$12,698	13,224	$12,698	$13,001

Supplementary cash flow information

Income taxes paid, net of refunds	652	938	370	416	911

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RR Media Ltd.

Notes to Interim Condensed Consolidated Financial Statements

In thousands

Note 1 - Organization and Basis of Presentation

A.           Description of business

RR Media Ltd. was incorporated in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

B.           Basis of preparation and changes of accounting policies

The interim consolidated financial statements as of June 30, 2015, and for the six and three months periods then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s financial statements and accompanying notes as of December 31, 2014 (“annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual financial statements.

C.           Use of estimates

As described in Note 1D. in the annual financial statements, the preparation of consolidated financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RR Media Ltd.

Notes to Interim Condensed Consolidated Financial Statements (cont’d)

Note 2 – Acquisitions

Acquisitions during the period were accounted for in accordance with Accounting Standards Codification (ASC) No. 805, Business Combinations, and the results of operations of each acquisition have been included in the Company’s consolidated results of operations from the respective date of the acquisition.

While management uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date, its estimates and assumptions are subject to refinement. As a result, during the preliminary purchase price allocation period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Company records adjustments to assets acquired or liabilities assumed subsequent to the purchase price allocation period in its operating results in the period in which the adjustments were determined.

The total purchase price allocated to the tangible assets acquired is assigned based on the fair values as of the date of the acquisition. The fair value assigned to identifiable intangible assets acquired is determined using the income approach which discounts expected future cash flows to present value using estimated assumptions determined by management. The Company believes that these identified intangible assets will have no residual value after their estimated economic useful lives. The identifiable intangible assets are subject to amortization on a straight-line basis as this best approximates the benefit period related to these assets.

The excess of the purchase price over the identified tangible and intangible assets, less liabilities assumed, is recorded as goodwill and primarily reflects the value of the synergies expected to be generated from combining the Company’s and the acquired entities’ operations.

Eastern Space Systems (ESS)

On April 29, 2015 the Company has acquired Eastern Space Systems (ESS) in Romania, a privately held provider of content management and distribution services and related consulting services. The Company will take over the day-to-day operations, providing extensive customer service, engineering, technological expertise and sales support to all existing ESS Romania customers.

The newly acquired business is expected to provide further synergies for RR Media with additional customer and revenue opportunities anticipated from this acquisition.

The initial accounting for the business combination is not complete because the evaluations necessary to assess the fair values of certain net assets acquired and the amount of goodwill to be recognized are still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that additional information is obtained about the facts and circumstances that existed as of the acquisition date. Any changes to the fair value assessments will affect the acquisition-date fair value of goodwill.

RR Media purchased 100% of the common stocks of ESS. The purchase price of ESS includes a component of a contingent consideration. The fair value of the contingent consideration recognized on the acquisition date was estimated as $1.1 million, and was based on projected earnings of the acquired company.

RR Media Ltd.

Notes to Interim Condensed Consolidated Financial Statements (cont’d)

The following table summarizes the provisional allocation at the consideration to the fair value of the tangible and intangible assets acquired and liabilities assumed as of the acquisitions date (In thousands):

Cash	27
Working capital, net	(2,159)
Fixed asset	627
Customer relations	2,200
Other liabilities	(750)
Goodwill	4,645
Long term deferred tax	(352)
Total Fair Value	4,238
Contingent consideration in respect of acquisition	(1,138)
Cash Paid	(3,100)

Satlink Communications Ltd.

On June 8, 2015 the Company has acquired 100% of the common stocks of Satlink Communications Ltd; an Israel-based global provider of content distribution, management and playout services.

The newly acquired business is expected to provide further synergies for RR Media with additional customer and revenue opportunities anticipated from this acquisition.

The initial accounting for the business combination is not complete because the evaluations necessary to assess the fair values of certain net assets acquired and the amount of goodwill to be recognized are still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that additional information is obtained about the facts and circumstances that existed as of the acquisition date. Any changes to the fair value assessments will affect the acquisition-date fair value of goodwill.

The following table summarizes the provisional allocation at the consideration to the fair value of the tangible and intangible assets acquired and liabilities assumed as of the acquisitions date (In thousands):

Cash	1,396
Working capital, net	(6,886)
Fixed assets	8,630
Other long term liabilities	(289)
Customer relations	900
Goodwill	15,297
Total Fair Value	19,048
Cash Paid	(19,048)

RR Media Ltd.

Notes to Interim Condensed Consolidated Financial Statements (cont’d)

Note 3 – Long term loan

The Company took out a loan on June 01, 2015 in the amount of $15 million from Leumi. The loan terms are as follows:

1.	The loan is for a period of 5 years commencing June 01, 2015.

2.	Quarterly installment payments commencing September 01, 2015.

3.	Interest rate is 2.2% indexed to the libor.

4.	The loan contains various covenants. As of the balance sheet date, the Company is in adherence with all of the loan covenants.

Note 4 – Operating segments

As disclosed in Note 12 in the annual financial statements, the Company has two reportable operating segments: (1) Content management and distribution services to television and radio broadcasting industries (hereinafter – content management and distribution services), and (2) Mobile satellite communications services.

The following Tables show components of results of operations by segment:

Six months ended June 30, 2015 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$5,969	57,668	63,637

Gross income	714	13,663	14,377

Sales and marketing			7,394
General and administrative			5,519

Operating income			1,464

Financial expenses, net			(32)

Income before taxes on income			1,432

Depreciation and amortization	140	4,400	4,540

Six months ended June 30, 2014 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Total revenue	$5,709	$59,645	$65,354
Gross profit	738	14,192	14,930

Sales and marketing			6,274
General and administrative			5,137
Operating income			3,519
Financial expenses, net			(370)
Income before taxes on income			3,149
Depreciation and amortization	$240	$4,647	$4,887

RR Media Ltd. Notes to Interim Condensed Consolidated Financial Statements (cont’d) Note 4 – Operating Results (cont’d) Three months ended June 30, 2015 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	3,006	30,101	33,107
Gross profit	399	6,787	7,186

Sales and marketing			3,765
General and administrative			3,267

Operating income			154

Financial expenses, net			77

Income before taxes on income			231

Depreciation and amortization	67	2,405	2,472

Three months ended June 30, 2014 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Total revenue	$2,832	$29,665	$32,497
Gross profit	323	6,572	6,895

Sales and marketing			3,279
General and administrative			2,606

Operating income			1,010

Financial expenses, net			(200)

Income before taxes on income			810
Depreciation and amortization	$108	$2,388	$2,496

RR Media Ltd. Notes to Interim Condensed Consolidated Financial Statements (cont’d) Note 4 – Operating Results (cont’d)

Revenue by geographic areas

					Year ended
	Six months ended June 30		Three months ended June 30		December 31
	2015	2014	2015	2014	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

North America	$17,183	$18,033	$9,152	$9,073	$36,142
Europe	27,205	27,932	14,293	13,674	55,811
Asia	7,171	7,924	3,553	4,295	15,537
Israel	3,947	3,830	2,050	1,846	7,956
Middle East (other than Israel)	4,856	4,981	2,433	2,481	10,796
Rest of the world	3,275	2,654	1,626	1,128	4,984

	63,637	$65,354	33,107	$32,497	$131,226

Note 5 – Fair Value of Financial Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, trade and other receivables and trade and other payables and currency conversion derivatives. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held of severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

❖	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

❖	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

❖	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward contracts valued primarily based on observable inputs including forward rates and yield curves.

RR Media Ltd.

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

Note 5 – Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at June 30, 2015 are summarized below (unaudited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Fair value of derivatives		294
Total at June 30, 2015	-	$294	-

Liabilities:

Contingent consideration in respect
of acquisition			$4,687
Fair value of loan		15,799
Total at June 30, 2015	-	$15,799	$4,687

Assets and liabilities measured at fair value at June 30, 2014 are summarized below (unaudited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$683	-	-
Available-for-sale securities:
Corporate debentures	8,263	-	-
US government or government
agencies’ debentures	785	-	-
Fair value of derivatives		678	-

Total at June 30, 2014	$9,731	$678	-

Liabilities:

Contingent consideration in respect
of acquisition		-	$3,980
Fair value of currency
derivatives		415	-
Total at June 30, 2014		$415	$3,980

RR Media LTD

Notes to Interim Condensed Consolidated Financial Statements

Note 6 – Subsequent Event

On July 30, 2015, the Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share, and in the aggregate amount of approximately $1.2 million. The dividend will be payable on September 02, 2015 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 17, 2015.